EMI

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

23rd November, 2005.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 16th November 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 23rd November 2005, confirming that Wellington Management Company, LLP has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 22nd November 2005, held 77,937,599 shares, being 9.86% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 05/63

Company Announcements Office,
London Stock Exchange.

23rd November, 2005.

EMI GROUP PLC
<u>Holding in Company</u>

As required by Listing Rule 9.6.7, we advise that the Company has been informed by Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated and received by fax after the close of business on 22nd November 2005, that it has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 22nd November 2005, had an interest in 77,937,599 shares, being 9.86% of the shares in issue.